82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

02049678

August 23, 2002

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated August 23, 2002 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dlw 9/5

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated August 23, 2002

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated August 20, 2002.
2.	Quarterly Report for Singer N.V. for the quarterly period ended June 30, 2002.
3. (A)	Notice of a General Meeting of Shareholders to be held on September 30, 2002.
(B)	Proxy Statement.
(C)	Proxy Card

EXHIBIT NO. 1

EXEMPTION NO. 82-5225

FOR IMMEDIATE RELEASE
August 20, 2002

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR SECOND QUARTER ENDED JUNE 30, 2002

Results Show Continuing Profitability

August 20, 2002, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the second quarter of 2002.

2002 Second Quarter Results

For the second quarter ended June 30, 2002, the Company reported consolidated revenues of $107.0 million. This compares to revenues of $108.3 million for the second quarter of 2001, a decline of $1.3 million or 1.2%. The decrease was primarily due to the economic slowdown in several markets, primarily in Latin America. Revenues of Singer's 48%-owned Thailand affiliate amounted to $24.0 million for both the 2002 and 2001 quarters. These sales are not included in consolidated revenues. The Company's revenues for the second quarter of 2002 included $8.5 million of finance charges on consumer credit sales and $1.3 million of royalty and licensing income; the corresponding amounts for the second quarter of 2001 were $9.0 million and $1.3 million, respectively.

Gross profit for the three months ended June 30, 2002 was $41.7 million, representing a gross margin of 39%. This compares to a gross profit of $43.1 million and a gross margin of 40% for the same period in 2001. The decline in gross margin was due primarily to lower margins in the Mexico Retail operations as a result of changes in the sales mix and a slight decrease in Sewing segment margins.

Selling and administrative expenses at $32.4 million were $0.7 million below the prior year amount, primarily due to the reduction of amortization expense relating to goodwill and intangible assets. Operating income for the 2002 and 2001 quarters were $9.2 million and $10.0 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $13.3 million and $15.0 million, respectively. Interest expense was $5.3 million in the second quarter of 2002 as compared to $6.9 million in the prior year. The $1.6 million decrease in interest expense was due to lower interest rates and decreased borrowings.

The Company's net income for the second quarter of 2002 was $4.7 million, a $1.3 million or a 38.0 % increase over the $3.4 million net income recorded in the 2001 second quarter.

Effective January 1, 2002, the Company adopted accounting standard, SFAS No. 142, accounting for "Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the "Singer" trademark and most other intangible assets, subject, however, to any periodic adjustment that may be appropriate to assure that the carrying value of

the Company's intangible assets do not exceed their fair value. This reduced amortization expense to nil in the second quarter of 2002, or by $1.2 million as compared to the prior year.

Singer's Retail operations, which include the provision of consumer credit, accounted for 72% of Singer's second quarter revenues (taking into account the revenues of its non-consolidated affiliate in Thailand) and 59% of operating earnings before corporate costs, eliminations and amortization of intangibles. Major contributors to this segment were the retailing businesses in Mexico, Thailand, Sri Lanka and Bangladesh.

The Company's Sewing business accounted for 28% of Singer's second quarter revenues and 41% of operating income. The Sewing operations in Brazil and the United States were major contributors to this segment.

2002 First Half Results

For the first half of 2002, ending June 30, the Company reported consolidated revenues of $210.4 million, as compared with revenues of $213.6 million for the first half of 2001. Revenues of Singer's non-consolidated Thailand affiliate, amounting to $47.6 million and $46.8 million in the first half of 2002 and of 2001, respectively, are not included in these totals. The decline in revenues is largely attributed to the economic slowdown in several markets and the weakening of their currencies against the U.S. dollar. The Company's revenues reflect the inclusion of finance earnings of $16.8 million and $16.9 million, and of royalty income of $2.9 million and $2.7 million, for the first half of 2002 and of 2001, respectively.

Gross profit amounted to $80.6 million and $84.1 million, in the first half of 2002 and of 2001, respectively, representing gross margins of 38% and 39% on sales. Selling and administrative expenses in the first half of 2002 were $64.1 million or $1.4 million below the prior year amount, primarily due to a $2.4 million reduction in amortization expense relating to goodwill and intangible assets. Operating income for the first half of 2002 and of 2001 was $16.5 million and $18.6 million, respectively, while EBIDTA was $21.8 million and $27.5 million, respectively.

The Company's net income for the first half of 2002 was $5.3 million, a $1.2 million or a 29% increase over the $4.1 million net income recorded in the first half of 2001.

Singer's Retail operations accounted for 72% of Singer's first half revenues (taking into account the revenues of the Company's non-consolidated affiliate in Thailand) and 60% of operating income. Major contributors to this segment in the first half of 2002 were the Retail businesses in Mexico, Thailand, Sri Lanka and Bangladesh.

The Company's Sewing business accounted for 28% of the Company's first half revenues and 40% of operating income. Sewing operations in Brazil and the United States were major contributors to this segment. The Company's consolidated results and the results for the Sewing segment in the first half of 2002 continued to be negatively impacted by the economic crisis in Turkey. However, both revenue and net income in Turkey improved significantly as compared to the prior year.

Sale of Singer Greece

During the second quarter, the Company's subsidiary in Greece, Singer A.E.E. Home Appliances, was sold to a third party buyer who became Singer's new distributor and licensee. The Company realized a gain of $0.1 million on the sale. Mr. Stephen H. Goodman, Singer N.V.'s President and CEO, noted, "The decision to sell the Greek company, was due to a lack of strategic fit with Singer's other Retail businesses and the greater potential that a new distributor with a broader business base offers in terms of promoting Singer sewing machines and clothing care products."

Continued Profitability

In commenting on the second quarter results, Mr. Goodman noted, "We are pleased by our continued profitability in the second quarter of 2002, representing the seventh consecutive profitable quarter since the conclusion of our successful Chapter 11 reorganization in September 2000, but we are disappointed by the failure to grow revenue. To meet the challenges of economic weakness in many of the markets in which we operate and of global excess capacity resulting in heightened competition, we intend to push forward for the remainder of 2002 and into 2003 with new, strategic initiatives. These will include adding additional stores and products, and increased promotion in the Retail segment and additional products and support in the Sewing segment. We continue to have confidence that the consistent execution of our recovery plan, supplemented by continued control of our expenses, will result in continued and improving profitability in 2002."

Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company. It is anticipated that the final distribution of the Common Shares will be made later this year.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2001 and for the three months ended December 31, 2000 together with the Auditor's Report thereon; the 2001 Disclosure Statement and Report dated May 2002, and the prior Disclosure Statement and Report dated September 2001; and copies of all Quarterly Reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, including the Quarterly Report for the period ended June 30, 2002, may be found at the Company's financial website, www.singernewsonline.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no

assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

SINGER N.V.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
(in thousands of US dollars)

	(Unaudited) Three Months Ended June 30, 2002	(Unaudited) Three Months Ended June 30, 2001
Revenues	$ 106,998	$ 108,269
Cost of revenues	65,322	65,182
Gross profit	41,676	43,087
Selling and administrative expenses	32,446	33,110
Operating income	9,230	9,977
Other income (expense):		
Interest expense	(5,306)	(6,866)
Equity in earnings from operating affiliates	1,079	717
Other, net	1,574	1,452
Total other income (expense)	(2,653)	(4,697)
Income from continuing operations before provision for income taxes and minority interest	6,577	5,280
Provision for income taxes	1,609	1,815
Minority interest share in income	318	115
Income from continuing operations	4,650	3,350
Discontinued Operations		
Gain from operations of Greece, net of tax benefit	61	82
Net income	4,711	3,432
Dividends on preferred shares	275	275
Net income applicable to common shares	$ 4,436	$ 3,157
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 13,273	$ 14,992

SINGER N.V.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(in thousands of US dollars)

	(Unaudited) Six Months Ended June 30, 2002	(Unaudited) Six Months Ended June 30, 2001
Revenues	$ 210,354	$ 213,560
Cost of revenues	129,804	129,436
Gross profit	80,550	84,124
Selling and administrative expenses	64,092	65,520
Operating income	16,458	18,604
Other income (expense):		
Interest expense	(10,491)	(14,124)
Equity in earnings from operating affiliates	1,674	1,395
Other, net	1,351	1,840
Total other income (expense)	(7,466)	(10,889)
Income from continuing operations before provision for income taxes and minority interest	8,992	7,715
Provision for income taxes	2,666	3,424
Minority interest share in income	659	345
Income from continuing operations	5,667	3,946
Discontinued Operations		
Gain (loss) from operations of Greece, net of tax benefit	(374)	127
Net income	5,293	4,073
Dividends on preferred shares	550	550
Net income applicable to common shares	$ 4,743	$ 3,523
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 21,808	$ 27,487

EXHIBIT NO. 2

EXEMPTION NO. 82-5225

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended
June 30, 2002

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer. It is anticipated that the final distribution of the Common Shares will be made later this year.

The Company's common shares are not currently listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system, nor is such listing likely in the near future. Price quotations for the Company's common shares became available on the "Pink Sheets" quotation service under the symbol, "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	June 30, 2002	June 30, 2001
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 13,357	$ 15,576
Accounts receivable, net	113,689	108,258
Inventories, net	75,887	93,862
Other current assets	8,310	12,840
Total current assets	211,243	230,536
Investment in operating affiliates	27,756	26,385
Property, plant and equipment, net	62,193	68,581
Intangible assets	139,942	142,730
Other assets	21,392	26,595
Total assets	$ 462,526	$ 494,827
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 57,525	$ 49,550
Accounts payable and accrued liabilities	84,593	132,086
Current portion of long-term debt	34,021	73,785
Total current liabilities	176,139	255,421
Long-term debt	110,179	95,300
Other non-current liabilities	65,458	40,771
Total liabilities	351,776	391,492
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares	18,925	17,825
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	13,451	4,261
Accumulated other comprehensive (loss)/income	(2,626)	249
Total shareholders' equity	110,750	103,335
Total liabilities and shareholders' equity	$ 462,526	$ 494,827

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (Unaudited)
(in thousands of US dollars)

	Three Months ended June 30, 2002 and 2001		Six Months ended June 30, 2002 and 2001	
Revenues	$ 106,998	$ 108,269	$ 210,354	$ 213,560
Cost of revenues	65,322	65,182	129,804	129,436
Gross profit	41,676	43,087	80,550	84,124
Selling and administrative expenses	32,446	33,110	64,092	65,520
Operating income	9,230	9,977	16,458	18,604
Other income (expense):				
Interest expense	(5,306)	(6,866)	(10,491)	(14,124)
Equity in earnings from operating affiliates	1,079	717	1,674	1,395
Other, net	1,574	1,452	1,351	1,840
Total other income (expense)	(2,653)	(4,697)	(7,466)	(10,889)
Income from continuing operations before provision for income taxes and minority interest	6,577	5,280	8,992	7,715
Provision for income taxes	1,609	1,815	2,666	3,424
Minority interest share in income	318	115	659	345
Income from continuing operations	4,650	3,350	5,667	3,946
Discontinued Operations				
Gain (loss) from operations of Greece, net of tax benefit	61	82	(374)	127
Net income	4,711	3,432	5,293	4,073
Dividends on preferred shares	275	275	550	550
Net income applicable to common shares	$ 4,436	$ 3,157	$ 4,743	$ 3,523

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 and 2001 (Unaudited)
(in thousands of US dollars)

	Six Months ended June 30, 2002	and 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,293	$ 4,073
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation and amortization	3,358	5,866
Gain on disposal of discontinued operation	(113)	-
Equity in earnings from operating affiliates, net of dividends received	(921)	(801)
Minority interest share in income	659	345
Foreign exchange gain	(1,251)	(735)
Change in current assets and liabilities-		
(Increase) decrease in accounts receivable	(3,459)	8,125
Decrease (increase) in inventory	5,473	(4,638)
Decrease (increase) in other current assets	2,988	(430)
Decrease in accounts payable and accrued expenses	(2,951)	(1,944)
Other	(201)	549
Net cash provided by operating activities	8,875	10,410
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(3,472)	(1,802)
Proceeds from disposal of discontinued operations	1,300	-
Net cash used in investing activities	(2,172)	(1,802)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in notes and loans payable	2,162	(110)
Net decrease in long term debt	(10,067)	(2,646)
Net cash used in financing activities	(7,905)	(2,756)
Effect of exchange rate changes on cash	(361)	(2,731)
Net (decrease) increase in cash and cash equivalents	(1,563)	3,121
CASH AND CASH EQUIVALENTS, beginning of the period	14,920	12,455
CASH AND CASH EQUIVALENTS, end of the period	$ 13,357	$ 15,576

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and fresh start reporting adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2001 Disclosure Statement and Report dated May 2002.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. Singer's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with

creditors under the credit facilities. As of June 30, 2002, the Company was in compliance with the respective covenants and restrictions of these financing agreements. As of June 30, 2001, the Company was not in compliance with certain of the covenants under selected financing arrangements; accordingly, the amounts due under these financing arrangements were classified as short-term, in the accompanying financial statements for the period ended June 30, 2001.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or any NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors Committee of Old Singer.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective estimatable fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324.0 million), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514.5 million as of September 30, 2000.

The Company allocated $85.0 million of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives, reducing amortization expense by approximately $1.3 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at June 30, 2002.

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the reputation of the SINGER® brand and the strength of the distribution networks and the Company's reputation for quality and service in selected markets important to its operations. The Company also believes it has the potential to meaningfully improve its financial performance and to achieve its minimum-operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including implementing management changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-reduction efforts.

The Company's liquidity position is tight. Among significant principal repayments due over the following twelve months are repayments under the Nova Scotia Financing Agreement to reduce the outstanding balance of the facility by $5.0 million to $40.0 million by December 31, 2002; the Company's Brazil subsidiary is required to make a principal repayment of $4.5 million on September 14, 2002; and the Company's Turkish subsidiary is required to increase its quarterly blended principal and interest repayments from $0.4 to $1.6 million per quarter, starting on December 12, 2002. Improvement in liquidity in 2002 and beyond is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, and renegotiation and/or refinancing of certain financing arrangements, some of which are not within the Company's control.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on the Company's financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The provisions of SFAS No. 142 are effective for the fiscal year ending December 31, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. The adoption of SFAS No. 142 will reduce amortization expense by approximately $5.2 million per year, subject however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at June 30, 2002.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company adopted SFAS No. 143 effective January 1, 2002, this adoption has not had a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 has been recorded as a discontinued operation.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	June 30, 2002	June 30, 2001
Trade receivables	$ 55,535	$ 81,925
Installment receivables	85,082	79,581
Other	24,064	18,254
	164,681	179,760
Less:		
Allowance for doubtful accounts	21,586	40,959
Unearned carrying charges	22,023	21,483
Installment receivables due in excess of one year	7,383	9,060
	$ 113,689	$ 108,258

4. INVENTORIES

Inventories are summarized as follows:

	June 30, 2002	June 30, 2001
Finished goods	$ 67,206	$ 84,350
Work in progress	1,526	2,190
Raw materials and supplies	7,155	7,322
	$ 75,887	$ 93,862

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are summarized as follows:

	June 30, 2002	June 30, 2001
Accounts payable	$ 51,903	$ 62,510
Accrued liabilities	32,690	69,576
	$ 84,593	$ 132,086

6. COMPREHENSIVE INCOME

	Three Months ended June 30, 2002 and 2001		Six Months ended June 30, 2002 and 2001	
Net income	$ 4,711	$ 3,432	$ 5,293	$ 4,073
Other comprehensive income:				
Foreign currency translation Adjustment	1,052	2,489	1,113	610
Comprehensive income	$ 5,763	$ 5,921	$ 6,406	$ 4,683

7. DISCONTINUED OPERATIONS

On May 30, 2002, the Company sold the shares of Singer Greece for net proceeds of $1.3 million, resulting in a net gain of $0.1 million. The results of operations of Singer Greece are reported separately as discontinued operations and are summarized as follows:

	January 1, 2002 to May 30, 2002	Six Months Ended June 30, 2001
Revenues	$ 2,568	$ 6,749
Net income (loss)	(487)	127
Gain on disposal of Singer Greece	113	-
Gain (loss) from operations of Greece, net of tax	$ (374)	$ 127

	May 30, 2002	June 30, 2001
Assets		
Current	$ 6,230	$ 6,920
Other assets	2,380	2,310
Total assets	$ 8,610	$ 9,230
Liabilities and Shareholder's Equity		
Current liabilities	$ 6,340	$ 6,050
Other liabilities	1,570	1,560
Total liabilities	7,910	7,610
Shareholder's Equity	700	1,620
Total liabilities and shareholder's equity	$ 8,610	$ 9,230

8. CONTINGENCIES AND OTHER INFORMATION

During the quarter, the Company received notices from the Mexican tax authorities of proposed assessments of taxes resulting from the transfer of shares of Singer Mexicana S.A. de C.V., ("Singer Mexicana") the Company's operating subsidiary in Mexico, from one company to another company within the Singer group of companies. The approximate proposed assessment claimed by the tax authorities, including penalties and interest, through June 30, 2002 is $17 million. The Company believes that it has properly reported the transfers of the shares of Singer Mexicana in accordance with applicable laws and has commenced appropriate proceedings in Mexico to contest the proposed adjustments. The Company believes that it has meritorious legal defenses to the amount claimed and expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's Consolidated financial position. At this time the outcome of the dispute is undeterminable.

9. SEGMENT RELATED INFORMATION

The Company is a holding company whose Operating Companies are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the period presented. No single customer accounted for 10% or more of total revenues.

Segment Data	Three Months ended June 30, 2002 and 2001		Six Months ended June 30, 2002 and 2001	
Revenues:				
Retail-				
Americas	$ 36,018	$ 38,741	$ 69,108	$ 72,111
Asia	56,388	55,377	113,598	111,443
Africa and Middle East	1,619	1,630	2,718	3,267
Intersegment	306	457	582	1,147
	94,331	96,205	186,006	187,968
Sewing marketing-				
Americas	22,851	20,707	43,318	42,402
Asia	8,690	10,395	17,181	19,167
Europe	5,067	5,002	10,777	11,137
Intersegment	2,511	2,649	3,986	6,111
	39,119	38,753	75,262	78,817
Sewing manufacturing-				
Americas	314	250	1,249	541
Asia	10	122	10	250
Intersegment	12,037	12,287	20,848	25,207
	12,361	12,659	22,107	25,998
Gross segment revenues	145,811	147,617	283,375	292,783
Less- Operating Affiliate, Thailand	(23,959)	(23,955)	(47,605)	(46,758)
Intersegment	(14,854)	(15,393)	(25,416)	(32,465)
Total revenues	$ 106,998	$ 108,269	$ 210,354	$ 213,560
Operating income:				
Retail-				
Americas	$ 3,153	$ 4,888	$ 4,275	$ 7,128
Asia	5,006	5,381	10,743	11,145
Africa and Middle East	83	128	125	244
	8,242	10,397	15,143	18,517
Sewing marketing-				
Americas	1,427	2,145	3,041	3,906
Asia	2,292	2,755	3,779	4,594
Europe	(94)	76	187	112
	3,625	4,976	7,007	8,612
Sewing manufacturing-				
Americas	2,064	910	3,074	3,003
Asia	29	(221)	(64)	(131)
	2,093	689	3,010	2,872
Corporate and eliminations	(2,563)	(3,398)	(4,502)	(6,431)
	11,397	12,664	20,658	23,570
Less- Operating Affiliate, Thailand	(2,167)	(2,687)	(4,200)	(4,966)
Total operating income	$ 9,230	$ 9,977	$ 16,458	$ 18,604

	June 30, 2002	June 30, 2001
Total assets:		
Retail-		
Americas	$ 75,756	$ 70,470
Asia	184,869	190,955
Europe	-	9,235
Africa and Middle East	1,186	783
	261,811	271,443
Sewing marketing-		
Americas	38,588	45,477
Asia	29,437	34,908
Europe	12,303	12,150
	80,328	92,535
Sewing manufacturing-		
Americas	31,050	25,009
Asia	10,561	13,936
	41,611	38,945
Corporate and eliminations	169,147	177,564
Less- Operating Affiliate, Thailand	(90,371)	(85,660)
Total assets	$ 462,526	$ 494,827

Certain financial information by geographical area is as follows:

	Three Months ended June 30, 2002 and 2001		Six Months ended June 30, 2002 and 2001	
Revenues:				
Americas	$ 59,183	$ 59,698	$ 113,675	$ 115,054
Asia	65,088	65,894	130,789	130,860
Europe	5,067	5,002	10,777	11,137
Africa and Middle East	1,619	1,630	2,718	3,267
	130,957	132,224	257,959	260,318
Less- Operating Affiliate, Thailand	(23,959)	(23,955)	(47,605)	(46,758)
Total revenues	$ 106,998	$ 108,269	$ 210,354	$ 213,560

	June 30, 2002	June 30, 2001
Total assets:		
Americas	$ 145,394	$ 140,956
Asia	224,867	239,799
Europe	12,303	21,385
Africa and Middle East	1,186	783
Total countries	383,750	402,923
Corporate and eliminations	169,147	177,564
Less- Operating Affiliate, Thailand	(90,371)	(85,660)
Total assets	$ 462,526	$ 494,827

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2001 and the unaudited consolidated financial statements of the Company for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect to Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein. Financial statements of Old Singer for prior periods are not comparable to post effective date results of the Company and have not, therefore, been presented or discussed herein.

Results Of Operations

Three Months Ended June 30, 2002 and June 30, 2001

For the second quarter ended June 30, 2002, the Company reported consolidated revenues of $107.0 million as compared to $108.3 million for the second quarter of 2001, a decline of $1.3 million or 1.2%. The decrease was primarily due to the economic slowdown in several markets primarily in Latin America. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $24.0 million for both the 2002 and 2001 quarters. These sales are not included in consolidated revenues. The Company's revenues for the second quarter of 2002 included $8.5 million of finance charges on consumer credit sales and $1.3 million of royalty and licensing income; the corresponding amounts for the second quarter of 2001 were $9.0 million and $1.3 million, respectively.

Gross profit for the three months ended June 30, 2002 was $41.7 million, representing a gross margin of 39%, as compared to $43.1 million and a gross margin of 40% for the same period in 2001. The decline in gross margin was due primarily to lower margins in the Mexico Retail operations as a result of changes in the sales mix and a slight decrease in Sewing segment margins.

Selling and administrative expenses for the three months ended June 30, 2002 were $32.4 million, representing 30.3% of revenues, as compared to $33.1 million and 30.6% of revenues for the same period in 2001. Included in selling and administrative expenses is amortization expense for intangible assets, which was nil in the 2002 quarter as compared to $1.2 million in the 2001 quarter. The reduction of amortization expense for intangible asset is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and 2001 quarters were $9.2 million and $10.0 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $13.3 and $15.0 million, respectively.

The Retail operations (including Thailand) accounted for 72% of Singer's revenues in the 2002 second quarter, and for 59% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results of this segment during the period include the Retail businesses in Mexico, Thailand, Sri Lanka, and Bangladesh. The comparable figures for the second quarter of 2001 were 72% of Singer's revenue and 65% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 28% of Singer's revenues in the 2002 second quarter and for 41% of operating earnings before corporate expenses and eliminations. The Sewing operations in the United States and Brazil were major contributors to this segment. The comparable figures for the second quarter of 2001 were 28% of Singer's revenue and 35% of operating earnings.

Interest expense for the three-month period ending June 30, 2002 was $5.3 million. Interest expense incurred by the Operating Companies during the period totaled $4.2 million, while Corporate interest expense in the period was $1.1 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.4 million. Interest expense for the three-month period ending June 30, 2001 was $6.9 million. Interest expense incurred by the Operating Companies during the 2001 period totaled $5.3 million, while Corporate interest expense in the period was $1.6 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.5 million. The $1.6 million decrease in total interest expense was due to lower interest rates and decreased borrowings.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $1.1 million during the three-month period ended June 30, 2002 as compared to $0.7 million for the same period in 2001.

Miscellaneous other income was $1.6 million in the three-month period ended June 30, 2002 as compared to other income of $1.5 million in 2001.

During the second quarter, Singer Greece was sold to a third party buyer who became Singer's new distributor and licensee for Greece. In accordance with SFAS No. 144, the Company has recorded this transaction as a sale of a discontinued operation.

Provision for income taxes amounted to $1.6 million representing a 24% effective tax provision in the three-month period ended June 30, 2002, as compared to $1.8 million and a 34% provision for the same period in 2001. The high effective tax provision largely reflects the impact of tax losses in jurisdictions which may have minimum taxes and losses for which no tax benefit has been recorded.

The Company's net income for the second quarter of 2002 was $4.7 million, a $1.3 million or a 38.0% increase over the $3.4 million net income recorded in the 2001 second quarter.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ending June 30, 2002 and 2001. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month periods ending June 30, 2002 and 2001 has been accrued representing the accretion in the value of the Preferred Shares. No dividend payments are permitted under the Company's Nova Scotia Financing Agreement.

The net income applicable to Common Shares was $4.4 million for 2002 as compared to $3.2 million for 2001.

Six Months Ended June 30, 2002 and June 20, 2001

For the first half ended June 30, 2002, the Company reported consolidated revenues of $210.4 million as compared to $213.6 million for the first half of 2001, a decline of $3.2 million or 1.5%. The decrease was primarily due to the continuing economic slowdown in several markets and the weakening of their currencies against the U.S. dollar. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $47.6 million for the 2002 first half, a 1.7% increase over the $46.8 million recorded in the first half of 2001; these sales are not included in consolidated revenues. The Company's revenues for the first half of 2002 included $16.8 million of finance charges on consumer credit sales and $2.9 million of royalty and licensing income; the corresponding amounts for the first half of 2001 were $16.9 million and $2.7 million, respectively.

Gross profit for the six months ended June 30, 2002 was $80.6 million, representing a gross margin of 38%, as compared to $84.1 million and a gross margin of 39% for the same period in 2001. The decline in gross margin was due primarily to lower margins in the Mexico Retail operations as a result of changes in the sales mix and a slight decrease in Sewing segment margins.

Selling and administrative expenses for the six months ended June 30, 2002 were $64.1 million, representing 30.5% of revenues, as compared to $65.5 million and 30.7% of revenues for the same period in 2001. Included in selling and administrative expenses is amortization expense for intangible assets, which was nil in the first half 2002 as compared to $2.4 million in the first half 2001. The reduction of amortization expense for intangible asset is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and the 2001 first half were $16.5 million and $18.6 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $21.8 and $27.5 million, respectively.

The Retail operations (including Thailand) accounted for 72% of Singer's revenues in the 2002 first half, and for 60% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results of this segment during the period include the Retail businesses in Mexico, Thailand, Sri Lanka, and Bangladesh. The comparable figures for the first half of 2001 were 72% of Singer's revenue and 62% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 28% of Singer's revenues in the first half of 2002 and for 40% of operating earnings before corporate expenses and eliminations. The Sewing operations in the United States and Brazil were major contributors to this segment. The comparable figures for the first half of 2001 were 28% of Singer's revenue and 38% of operating earnings.

The Company's consolidated results and the results for the Sewing segment were negatively impacted in both the 2002 and 2001 periods by the economic crisis in Turkey. However, both revenue and net income in Turkey improved significantly in the six-month period ending June 30, 2002, as compared with the same period in the prior year.

Interest expense for the six-month period ending June 30, 2002 was $10.5 million. Interest expense incurred by the Operating Companies during the period totaled $8.4 million, while Corporate interest expense in the period was $2.1 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.8 million. Interest expense for the six-month period ending June 30, 2001 was $14.1 million. Interest expense incurred by the Operating Companies during the 2001 period totaled $10.8 million, while Corporate interest expense in the period was $3.3

million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $1.2 million. The $3.6 million decrease in total interest expense was due to lower interest rates and decreased borrowings.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $1.7 million during the six-month period ended June 30, 2002 as compared to $1.4 million for the same period in 2001.

Miscellaneous other income was $1.4 million in the six-month period ended June 30, 2002 as compared to other income of $1.8 million in 2001. The decrease in other income is primarily due a decrease in income from fees for services charged to liquidating entities.

Provision for income taxes amounted to $2.7 million representing a 30% effective tax provision in the six-month period ended June 30, 2002, as compared to $3.4 million and a 44% provision for the same period in 2001. The high effective tax provision, especially in 2001, largely reflects the impact of tax losses in jurisdictions which may have minimum taxes and losses for which no tax benefit has been recorded.

The Company's net income for the first half of 2002 was $5.3 million, a $1.2 million or a 29% increase over the $4.1 million net income recorded in the first half of 2001.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.4 million for the six-month periods ending June 30, 2002 and 2001. This dividend is cumulative and has been accrued but not paid. An additional amount of $0.2 million for the six-month periods ending June 30, 2002 and 2001 has been accrued representing the accretion in the value of the Preferred Shares. No dividend payments are permitted under the Company's Nova Scotia Financing Agreement.

The net income applicable to Common Shares was $4.7 million for 2002 as compared to $3.5 million for 2001.

Liquidity And Capital Resources

Six Months Ended June 30, 2002 and June 30, 2001

For the six months ended June 30, 2002, Singer had a net cash inflow from operations of $8.9 million primarily due to the Company's net income of $5.3 million, a $5.5 million decrease in inventory and to depreciation and amortization of $3.4 million. This was partially offset by an increase in account receivable of $3.5 million Capital expenditures for the three months were $3.5 million. The decrease in notes and loans payable amounted to $7.9 million. The net effect was a decrease in cash and cash equivalents by $1.6 million to $13.4 million at June 30, 2002.

For the six months ended June 30, 2001, Singer had a net cash inflow from operations of $10.4 million primarily due to the Company's net income of $4.1 million, depreciation and amortization of $5.9 million and a decrease in account receivable of $8.1 million, which were partially offset by an increase in inventory of $4.6 million and a decrease in accounts payable and accrued liabilities of $1.9 million. Capital expenditures for the six months were $1.8 million. The decrease in notes and loans payable amounted to $2.8 million. The net effect was an increase in cash and cash equivalents by $3.1 million to $15.6 million at June 30, 2001.

As of June 30, 2002, Singer had net working capital of $35.1 million compared to a net working capital deficit of $24.9 million as of June 30, 2001. The $60.0 million improvement in the working capital position reflects the reclassification as of June 30, 2002 of $40.0 million in long-term amounts due under certain financing arrangements where the Company is in compliance with all financial covenants as of June 30, 2002 but was not in compliance with certain covenants as of June 30, 2001, and a reduction in accounts payable and accrued liabilities by $47.5 million, primarily due to the reclassification of approximately $26.0 million of accrued liabilities to non-current as management has concluded that these accrued liabilities will not be settled within the following twelve months. The reduction in accounts payable and accrued liabilities was partially offset by an $18 million reduction in inventory.

The Company's Bank of Nova Scotia Financing Agreement contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA. The Company has negotiated certain modifications to the financial covenants with the Bank of Nova Scotia for the quarter ending December 31, 2001 and for the subsequent quarters; the Bank has also agreed to waive all prior covenant defaults. As consideration for these modifications and waivers, and for a rescheduling of a portion of a principal repayment due December 31, 2001 to June 30, 2002, the Company is required to make an additional debt repayment of $5.0 million by December 31, 2002.

As of June 30, 2002, the Company was in compliance with all of its respective covenants and restrictions under the Bank of Nova Scotia Financing Agreement.

As of June 30, 2002, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at June 30, 2002, were $74.8 million and $60.0 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities, while other facilities in certain locations remain unutilized. These facilities are not generally available to provide liquidity in other locations.

Other significant principal repayments due over the following twelve months are by the Company's Brazil subsidiary, which is required to make a principal repayment of $4.5 million on September 14, 2002; and the Company's Turkish subsidiary, which is required to increase its quarterly blended principal and interest repayments from $0.4 million to $1.6 million per quarter under its bank loan agreement starting on December 12, 2002.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and to meet its obligations under several financing agreements, and obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities. Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance and to achieve its minimum-operating plan.

Changes in Certifying Accountant

Effective May 22, 2002, the Company terminated the engagement of Arthur Andersen LLP as its independent accountants. The Company's Audit Committee and Board of Directors participated in and approved the decision to change independent accountants.

The reports of Arthur Andersen LLP on the financial statements for the past two fiscal periods contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to, audit scope or accounting principle, but was modified for the uncertainty as to the Company's ability to continue as a going concern.

In connection with its audits for the two most recent fiscal periods and through May 22, 2002, there have been no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference thereto in their report on the financial statements for such years.

During the two most recent fiscal periods and through May 22, 2002, there have been no reportable events (as defined in Regulation S-K Item 304(a) (1) (v)).

The Company engaged KPMG LLP as its new independent accountants as of May 22, 2002. During the two most recent fiscal periods and through May 22, 2002 the Company has not consulted with KPMG LLP with respect to the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on Singer's financial statements, or any other matters or reportable events listed in Items 304(a) (2) (i) and (ii) of Regulation S-K.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amount spent on research and development in the three-month and six-month periods ended June 30, 2002 and 2001 were not material. The Company's ability to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines is aided by its close, working relationships with third-party manufacturers who supply the Company with a share of the sewing products that is sells.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and six-month periods ending June 30, 2002 and 2001.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign

exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial condition or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2001. For a further discussion of these market risks and other risk factors see the Singer NV 2001 Disclosure Statement and Report dated May 2002.

EXHIBIT NO. 3(A)

EXEMPTION NO. 82-5225

SINGER N.V.

NOTICE OF A GENERAL MEETING OF SHAREHOLDERS
To be Held on September 30, 2002

To the Shareholders of:

SINGER N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the “Company”).

Notice is hereby given that a General Meeting of Shareholders of the Company (the “General Meeting”) will be held at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on September 30, 2002, for the following purposes:

1. To re-elect Mr. Antonio Costa, Mr. Stewart M. Kasen, Mr. Malcolm J. Matthews, Mr. Joseph A. Pollicino and Mr. Ian A. Skeggs to the membership of the Board as Class II Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2004 will be approved and adopted.
2. To approve and adopt the audited consolidated financial statements with respect to the Company’s fiscal year ended December 31, 2001, as described in the Proxy Statement accompanying this Notice.
3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company’s financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.
4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2002.

Respectfully,

By order of the Board of Directors of Singer N.V.
Phillip Watson
Secretary

August 23, 2002

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS AS SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

GENERAL MEETING OF SHAREHOLDERS OF

SINGER N.V.
(the "Company")

---

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on September 30, 2002
at the registered address of the Company
De Ruyterkade 62, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share, and of the Preferred Shares, par value U.S. $0.01 per share, of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the Annual General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed are a copy of the Notice and a form of proxy card ("Proxy") for use at the Company's General Meeting.

One vote may be cast for each Common Share and each Preferred Share held. As of the close of business on August 9, 2002 (the "Record Date"), the number of issued and outstanding Common Shares and the number of issued and outstanding Preferred Shares the Company were as follows:

Common Shares:	Preferred Shares:
8,121,828	40

All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to shareholders on or about August 23, 2002.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice, provided that a quorum consisting of the holders of at least one-half of the outstanding Shares are present at the General Meeting either in person or by proxy. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, provided all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the laws of the Netherlands Antilles and the Articles of Incorporation of the Company, all general meetings of shareholders must be held in the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

Should the required quorum as described in the foregoing paragraph not be present at the General Meeting, no valid resolutions can be adopted and a second general meeting of shareholders shall be called and held within two months at which second meeting, regardless of the of the number of Shares represented, valid resolutions may

be adopted, all as set forth in Article 14 of the Articles of Incorporation of the Company. Any qualified majority votes required by the Articles of Incorporation of the Company for the valid adoption of specific resolutions will remain unaffected.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card(s).
2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s).
3. All Other Accounts: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example:

Registration	Valid Signature
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company on or before 10:00 a.m. on September 30, 2002, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on September 30, 2002, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: TO RE-ELECT MR. ANTONIO COSTA, MR. STEWART M. KASEN, MR. MALCOLM J. MATTHEWS, MR. JOSEPH A. POLLICINO AND MR. IAN A. SKEGGS TO THE MEMBERSHIP OF THE BOARD AS CLASS II DIRECTORS AS OF THE DATE OF THE GENERAL MEETING TO SERVE IN SUCH CAPACITY UNTIL THE CONCLUSION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY AT WHICH THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004 WILL BE APPROVED AND ADOPTED.

The First proposal to be considered at the General Meeting is the re-election of Mr. Antonio Costa, Mr. Stewart M. Kasen, Mr. Malcolm J. Matthews, Mr. Joseph A. Pollicino and Mr. Ian A. Skeggs to the membership of the Board as Class II Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2004 will be approved and adopted. Shareholders can re-elect all or only some of the directors.

The Board recommends that Shareholders vote "FOR" Proposal One approving the re-election of all of Mr. Antonio Costa, Mr. Stewart M. Kasen, Mr. Malcolm J. Matthews, Mr. Joseph A. Pollicino and Mr. Ian A. Skeggs to the membership of the Board as Class II Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2004 will be approved and adopted.

PROPOSAL TWO: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2001.

The Company's audited consolidated annual report, for the fiscal year through December 31, 2001 has been made available to Shareholders by means of publication of the Annual Report for the year ended December 31, 2001 on the financial web-site of the Company (www.singernewsonline.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated May 8, 2002. Shareholders can also request a copy of said consolidated annual report by contacting Barbara Wybraniec at the Singer Corporation, 915 Broadway, 18th Floor, New York, NY 10010, by e-mail at bwybraniec@singerltd.com or by telephone at (917) 534-5373, or inspect said consolidated annual report at the registered address of the Company at De Ruyterkade 62, Curacao, Netherlands Antilles. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of Arthur Andersen LLP. The financial statements of the Company with respect to the fiscal year ending December 31, 2001 have been made available to the shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

The Board recommends that the shareholders vote "FOR" Proposal Two providing for the approval and adoption of the audited consolidated financial statements for the Company for the fiscal year through December 31, 2001.

PROPOSAL THREE: TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL TWO AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD PROVIDED THAT THE PROFITS BE ALLOCATED TO THE SEPARATE ACCOUNTS RELATING TO THE PREFERRED SHARES AND THE COMMON SHARES OF THE COMPANY IN ACCORDANCE WITH THE ARTICLES OF INCORPORATION OF THE COMPANY.

In order for the Company and its subsidiaries to best maintain their ability to conduct their operations and maximize their potential of generating revenues, and so that the Company remains in compliance with the covenants in its debt agreements, it is required that all profits as determined by the adoption of the financial statements for the fiscal year ending December 31, 2001 be reserved and maintained as operating capital.

The Board recommends that the Shareholders vote "FOR" Proposal Three.

PROPOSAL FOUR: TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002.

Given recent events, the Board of the Company has concluded that it would be appropriate to appoint new auditors for the Company and has selected KPMG LLP to be proposed to the General Meeting as the auditors of the Company for the fiscal year ending December 31, 2002.

The Board recommends that the Shareholders vote "FOR" Proposal Four providing for the appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF SINGER N.V.

Phillip Watson
Secretary

August 23, 2002

EXHIBIT NO. 3(C)

EXEMPTION NO. 82-5225

SINGER N.V.

PROXY CARD

THIS PROXY is made by the Undersigned who is, as of the Record Date (August 9, 2002), the registered holder of Common Shares and/or Preferred Shares (the "Shares") of Singer N.V. (the "Company"), a Netherlands Antilles corporation.

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on September 30, 2002 at 10:00 a.m., Netherlands Antilles time, at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice convening the General Meeting and in the accompanying Proxy Statement, both dated August 23, 2002.

The Undersigned hereby appoints and designates any authorized signatories of Curacao Corporation Company N.V. (the "Attorneys"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity of Shareholder at the General Meeting, to address the General Meeting, and to vote on all his/her/its Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

The Attorneys are hereby instructed to vote in the following manner with respect to the following Proposals:

See Reverse Side

▲ **FOLD AND DETACH HERE** ▲

your votes as indicated in this example X

EXEMPTION NO. 82-5225

[To] re-elect 01 Mr. Antonio Costa, [0]2 Mr. Stewart M. Kasen, 03 Mr. Malcolm J. [M]atthews, 04 Mr. Joseph A. Pollicino and 05 [M]r. Ian A. Skeggs to the membership of the [B]oard as Class II Directors as of the date of the [G]eneral Meeting to serve in such capacity until [t]he conclusion of the annual general meeting of shareholders of the Company at [w]hich the financial statements for the fiscal year ending December 31, 2004 will [b]e approved and adopted:

FOR ALL	WITHHELD FOR ALL	FOR ALL EXCEPT
☐	☐	☐

[W]ithheld for the nominees you list below: (Write that nominee's name in the space [p]rovided below.)

____

[To] approve and adopt the audited financial [s]tatements with respect to the Company's [f]iscal year ended December 31, 2001, as [d]escribed in the Proxy Statement [a]ccompanying this Notice:

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2002:

FOR	AGAINST	ABSTAIN
☐	☐	☐

IN WITNESS WHEREOF this Proxy was executed and shall be valid and effective exclusively at the General Meeting or any adjournment or adjournments thereof, provided no changes are made in the agenda, and shall otherwise terminate on December 31, 2002, 12:00 midnight.

Dated:____________________________, 2002

____

Name of Shareholder

By:______________________________

(Signature) — (See instructions for signatures in Proxy Statement)

Title:____________________________

[PL]EASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.

▲ FOLD AND DETACH HERE ▲